July 13, 2006

Mr. Stephen C. Muther, Esq.
Senior Vice President - Administration, General Counsel and
Secretary

MainLine Management LLC
5002 Buckeye Road
Emmaus, PA 18049

      Re:	Buckeye GP Holdings L.P.
      	Amendment No. 2 to Registration Statement on Form S-1
      Filed July 3, 2006
      File No. 333-133433

Dear Mr. Muther:

      We have reviewed your filing and response letter dated July
3,
2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 2 to Form S-1

Cover Page

1. We note that you have added additional underwriters to the cover page. The cover page should be limited to the managing or lead underwriters. Please revise accordingly.

Note 3, Business Combination, page F-24

2. We note your response to comment 7 of our letter dated June 15, 2006 and your expanded disclosure on page F-28 presenting the allocation of the goodwill balance among your reporting units. As discussed on June 29, 2006 and as stated in your response, the purchase price allocation recognized upon acquisition of the membership interests of Glenmoor LLC, results in additional goodwill generated based on the fair values of the assets underlying the general partner interest. Therefore, it is unclear why the tables on page F-24 continue to reflect a $221,993 goodwill balance at the consolidating level. As discussed, the purchase price allocation would provide for the goodwill balance to be reflected and recorded at the investment level. Similarly, it appears revisions to your segment disclosures on pages F-47 and F-48 are required. Please revise your footnote disclosures, as appropriate.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Shannon Buskirk at (202) 551-3717 or, in her absence, April Sifford, Branch Chief, at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Wynn at (202) 551-3756 or, in his absence, me at (202) 551-3685 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.


      Sincerely,


							Tangela S. Richter
							Branch Chief




cc:	S. Buskirk
	A. Sifford
      J. Wynn

      via facsimile
	Mike Rosenwasser and Charles E. Carpenter
      Vinson & Elkins L.L.P.
            (212) 237-0100

Mr. Stephen C. Muther, Esq.
Buckeye GP Holdings L.P.
July 13, 2006
page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
     MAIL STOP 7010